Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

February 5, 2021

Deanna Virginio, Esq.

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Sun Kissed Industries, Inc. Post-Qualification Amendment No. 1 to Form 1-A Filed January 11, 2021 File No. 024-10991

Dear Ms. Virginio,

On behalf of Sun Kissed Industries, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 3, 2021, relating to the above-captioned Post-Qualification Amendment No. 1 to Form 1-A (“Offering Circular”). Captions and page references herein correspond to those set forth in the Offering Circular.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Post-Qualification Amendment No. 1 to Form 1-A

General

1. We note your response to our prior comment 3 and the copy of the letter from the New York Office of the Attorney General dated October 25, 2019 provided. However, this letter appears to register the company itself rather than the offering of shares, as the offering is not explicitly mentioned. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering of shares.

The Company’s Offering was registered in New York State as of September 25, 2019. I have enclosed a copy of the letter from the Office of the New York Attorney General, dated October 25, 2019.

On January 27, 2021, I contacted the Office of the New York Attorney General and asked them to confirm that the Company’s filing of a Post-Qualification Amendment did not require the Company to re-register or file any additional documents with the Office of the New York Attorney General. On January 27, 2021, the Office of the New York Attorney General replied, “the issuer has a valid M-11 on file. Subsequent offering requires filing of Further State Notice.” I have enclosed a copy of this email correspondence.

I have also enclosed a copy of the Further State Notice filed with New York State.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

1

Donnell Suares

From: Rodriguez, Ada <Ada.Rodriguez@ag.ny.gov>
Sent: Wednesday, January 27, 2021 2:15 PM
To: Donnell Suares
Subject: RE: Sun Kissed Industries, Inc. - File# S34-52-31

The issuer has a valid M-11 on file. Subsequent offering requires filing of Further State Notice. Thank you

From: Donnell Suares <dsuares@suaresassociates.com>
Sent: Wednesday, January 27, 2021 2:08 PM
To: Rodriguez, Ada <Ada.Rodriguez@ag.ny.gov>
Subject: Sun Kissed Industries, Inc.

[EXTERNAL]
Hello Ms. Rodriguez,

My name is Donnell Suares. I am the attorney for Sun Kissed Industries, Inc. (SKDI). SKDI registered its Regulation A filing with New York on September 25, 2019. We recently filed a post-qualification amendment with the SEC. I wanted to confirm that SKDI does not have to re-register or submit any additional documents to New York State. Is this correct? Thank you.

Donnell Suares

Donnell Suares, Esq.
Suares & Associates
833 Flatbush Avenue
Suite 100
Brooklyn, NY 11226
dsuares@suaresassociates.com
(718) 622-8450
(718) 282-3113 (fax)

Linked in profile

THE CONTENTS AND ANY ATTACHMENTS OF THIS MESSAGE MAY BE PRIVILEGED OR CONFIDENTIAL. THIS COMMUNICATION MAY CONTAIN INFORMATION THAT IS PRIVILEDGED AND CONFIDENTIAL FROM DISCLOSURE OR MAY BE PROTECTED UNDER THE ATTORNEY/CLIENT PRIVILEGE

THE INFORMATION CONTAINED IN THIS EMAIL MESSAGE IS INTENDED ONLY FOR THE PERSONAL AND CONFIDENTIAL USE OF THE DESIGNATED RECIPIENT(S) NAMED ABOVE. IF THE READER OF THIS MESSAGE IS NOT THE INTENDED RECIPIENT OR AN AGENT RESPONSIBLE FOR DELIVERING IT TO THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT YOU HAVE RECEIVED THIS DOCUMENT IN ERROR, AND THAT ANY REVIEW, DISSEMINATION, DISTRIBUTION, OR COPYING OF THIS MESSAGE IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE NOTIFY US IMMEDIATELY BY RETURN EMAIL OR TELEPHONE AT (718) 622-8450.

IMPORTANT NOTICE: This e-mail, including any attachments, may be confidential, privileged or otherwise legally protected. It is intended only for the addressee. If you received this e-mail in error or from someone who

1

2 was not authorized to send it to you, do not disseminate, copy or otherwise use this e - mail or its attachments. Please notify the sender immediately by reply e - mail and delete the e - mail from your system.

NEW YORK
STATE OF
OPPORTUNITY.

Division of Corporations,
State Records and
Uniform Commercial Code

New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

State Notice/Further State Notice

This form constitutes TWO DISTINCT NOTICES, each of which must be filed in DUPLICATE.
A fee of $75 must accompany **each State Notice** and **each Further State Notice**. Checks, money orders and bank drafts should be made payable to **Department of State**; amounts over $500 must be paid by money order, bank draft or certified check. Mail completed form and fee to State Records at the above address. Please do not send cash through the mail.

DO NOT send offering literature to the Secretary of State.

State Notice: *Under §359-e, subd. 2 of the General Business Law of the State of New York*

(FEE: $75 / State Notice. This notice must be filed by every security broker or dealer prior to engaging in the business of selling or offering for sale securities to the public in the state of New York.)

NAME OF DEALER OR BROKER

LIST BUSINESS OR POST OFFICE ADDRESS and "X" TYPE BELOW

"X" ONE
- ☐ BUSINESS ADDRESS
- ☐ POST OFFICE/MAILING ADDRESS

IF A CORPORATION, STATE OR COUNTRY IN WHICH INCORPORATED

IF A PARTNERSHIP, THE NAMES OF THE GENERAL PARTNERS

Further State Notice: *Under §359-e, subd. 8 of the General Business Law of the State of New York*

(FEE: $75 / Further State Notice. This notice is to be filed for each issue to be offered, except those specifically exempted by §359-f.)

NAME OF DEALER, BROKER OR SYNDICATE MANAGER
SUN KISSED INDUSTRIES, INC.

LIST BUSINESS OR POST OFFICE ADDRESS and "X" TYPE BELOW
2485 E Sunrise Blvd, 201A, Fort Lauderdale, Florida 33304

"X" ONE
- ☐ BUSINESS ADDRESS
- ☐ POST OFFICE/MAILING ADDRESS

IF A CORPORATION, STATE OR COUNTRY IN WHICH INCORPORATED
WYOMING

NAME OF SECURITY OR SECURITIES (CLASS)
COMMON STOCK

NAME OF ISSUER OF SECURITIES
SUN KISSED INDUSTRIES, INC.

MAIL ADDRESS FOR ISSUER OR SECURITIES (i.e. POSTAL ADDRESS)
Donnell Suares, Suares & Associates, 833 Flatbush Avenue, Suite 100, Brooklyn, NY 11226

STATE OR COUNTRY IN WHICH ORGANIZED
WYOMING

DOS-0125-f (Rev. 12/15)

Page 1 of 2

State Notice/Further State Notice Instructions for Filing State and Further State Notices Please be sure to check these areas before submitting State Notices and Further State Notices. Fees ● The filing fee for a State Notice (top portion of the form) is $75.00. ● The filing fee for a Further State Notice (bottom portion of the form) is $75.00. ● If submitting both a State Notice and Further State Notice (top and bottom portion of the form) the filing fee is $150.00. There is no additional fee for the duplicate copy(ies). State Notice (Top portion of form; must be filed in duplicate) ● Provide the name and address of the Dealer OR Broker. After registering as a Dealer or a Broker, you may act as a Syndicate Manager and file a Further State Notice as such. However, for the purposes of the State Notice, you act as either a Dealer or Broker. ● If a corporation, indicate the state or country in which incorporated. If a partnership, leave the incorporation line blank and enter the names of the partners in the (next) section provided. ● ONLY ONE NAME is permitted per State Notice; e.g., if a Dealer and Broker will both be involved, two separate State Notices are required. If an exemption has been granted, please state such in the State Notice portion of the form. ● A State Notice is a one - time filing unless there has been a name or address change. Further State Notice (Bottom portion of form; must be filed in duplicate) ● Be sure that whomever you list as the Dealer, Broker AND/OR Syndicate Manager has a prior State Notice on file with the New York State Department of State as a Dealer or Broker. ● Provide the name and address of each Dealer, Broker and/or Syndicate Manager. ● If a corporation, indicate the state or country in which incorporated. ● If more than one Dealer, Broker or Syndicate Manager is involved, list the names, addresses and where incorporated for each. ● List the class form of security to be offered. We cannot accept multiple classes on one Further State Notice unless they are preceded by “Units consisting of …” or “Common Stock with warrants,” etc. Please be advised that the word “and” denotes multiple filings. Also do not list Fund names as classes of securities; we need to know what (in the fund) is being offered; i.e., “Shares of Beneficial Interest,” etc. ● Provide the Issuer’s name and address as well as where organized. Only ONE Issuer name is permitted per Further State Notice. Combination State and Further State Notice ● If submitting a State Notice for a Dealer or Broker who will be offering the securities for the Issuer named on the Further State Notice, the names must match exactly on both forms; e.g., do not list the Broker as “ABC Fund” on the State Notice and “ABC Fund/ABC Senior Managed Portfolio” on the Further State Notice. DOS - 0125 - f (Rev. 12/15) Page 2 of 2